Gaia, Inc.
833 West South Boulder Road
Louisville, Colorado 80027


May 21, 2021

VIA EDGAR
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Taylor Beech


	Re:	Gaia, Inc. Acceleration Request
		Registration Statement on Form S-3 (No. 333-255734)

Ladies and Gentlemen:

	Pursuant to Rule 461 under the Securities Act of 1933, as amended (Securities Act), Gaia, Inc., a Colorado corporation (Company), hereby requests that the effective date of the above-referenced Registration Statement be accelerated to May 25, 2021, at 4:00 p.m., Eastern Time, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its obligations under the Securities Act.

	If you have any questions regarding the foregoing, please contact Polly Swartzfager of Bartlit Beck LLP at
	(303) 592-3175 or polly.swartzfager@bartlitbeck.com.

Very truly yours,

GAIA, INC.

By:	/s/ Paul Tarell
Name:	Paul Tarell
Title:	Chief Financial Officer